Mail Stop 0306


April 1, 2005


By U.S. Mail and Facsimile to (407) 321-3208

Mr. Wayne Thaw
Chief Executive and Chief Financial Officer
TNR Technical, Inc.
301 Central Park Drive
Sanford, Florida 32771


	RE: 	TNR Technical, Inc
		Form 10-K / A for the year ended July 31, 2004

Dear Mr. Thaw,

      We have reviewed your response letter dated March 22, 2005 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



From 10-K / A for the fiscal year ended July 31, 2004

Item 9(a) Controls and Procedures and Exhibit 31 Certification

1. We note your response to our prior comments 9 - 12. It is unclear as to why you believe that these changes would be immaterial. Additionally please note that you are required to file currently dated officer certifications in the proper form. The required
Exhibit 31 certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO / CFO in the form currently set forth in Item 601(b)(31)
of Regulation S-K.

*	*	*	*

	As appropriate, please amend your July 31, 2004 Form 10-K and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Eric Atallah, Staff Accountant at (202) 824-
5266
or me at (202) 942-2861 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202) 942-2813.


      								  Sincerely,


								  Kate Tillan
								  Reviewing Accountant
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Mr. Wayne Thaw
TNR Technical, Inc
April 1, 2005
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